UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ______)*

ONE HORIZON GROUP, INC.

(Name of Issuer)

Common Stock, Par Value $0.0001

(Title of Class Securities)

68235H 106

(CUSIP Number)

Weststrasse 1, Baar CH6340, Switzerland

011-41 41 760 5820

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

November 30, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68235H 106	Page 2 of 4 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Martin Christopher Ward
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United Kingdom

Number of	7. Sole Voting Power 1,866,817,260
Shares Bene-
ficially by	8. Shared Voting Power
Owned by Each
Reporting	9. Sole Dispositive Power 1,866,817,260
Person With
10. Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,866,817,260
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions)
13.	Percent of Class Represented by Amount in Row (11) 9.4%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 68235H 106	Page 3 of 4 Pages

Item 1. Security and Issuer

This statement of beneficial ownership on Schedule 13D is filed with respect to the common stock, $0.0001 par value per share (the “Common Stock”), of One Horizon Group, Inc., formerly Intelligent Communication Enterprise Corp., a Pennsylvania corporation (the “Company”). The principal executive offices of the Company are located at Weststrasse 1, Baar CH6340, Switzerland.

Item 2. Identity and Background

This statement of beneficial ownership is being filed by Martin Christopher Ward, a citizen of the United Kingdom. Mr. Ward’s business address is One Horizon Group, 33 Cavendish Square, London W1G 0PW, UK.

Effective November 30, 2012, Mr. Ward was appointed Chief Financial Officer of the Company. Prior to his appointment as Chief Financial Officer, Mr. Ward served as the Chief Financial Officer and Company Secretary of One Horizon since 2004. Prior to joining One Horizon, Mr. Ward was a partner at Langdowns DFK, a United Kingdom-based chartered accountancy practice. Earlier in his career, between 1983 and 1987, he worked for PricewaterhouseCoopers. Mr. Ward is a fellow of the Institute of Chartered Accountants of England and Wales.

During the last five years, Mr. Ward has not been convicted in a criminal proceeding, nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which he was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Service and Amount of Funds or Other Consideration

Mr. Ward acquired the shares of Common Stock that are the subject of this statement of beneficial ownership upon the consummation on November 30, 2012 of the Share Exchange Agreement between the Company and One Horizon Group Plc (“OHGP”) dated October 12, 2012 (“Share Exchange Agreement”). As a result of the consummation of that transaction, shareholders of OHGP acquired 175.14 shares of Common Stock in exchange for each share of OHGP stock owned by them. Accordingly, Mr. Ward was deemed to have acquired 1,866,817,260 shares of Common Stock in exchange for the shares of OHGP owned by him.

Item 4. Purpose of Transaction

The shares of Common Stock were acquired by Mr. Ward is for investment purposes. Mr. Ward will continue to evaluate market conditions in deciding whether to acquire additional shares, sell all or a portion of his shares, or maintain his current ownership position. While Mr. Ward has engaged in preliminary discussions with certain companies in connection with his evaluation of market conditions, he currently has no commitments or agreements to acquire or sell shares of Common Stock.

In connection with the consummation of the Share Exchange Agreement, Mr. Ward was appointed as the Chief Financial Officer of the Company on November 30, 2012 and as a director of the Company on December 10, 2012. Except in his capacity as an officer and director of the Company and as otherwise disclosed in this Item 4, Mr. Ward has no plans or proposals which relate to or would result in:

(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	Any material change in the present capitalization or dividend policy of the issuer;

CUSIP No. 68235H 106	Page 4 of 4 Pages

(f)	Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;
(g)	Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
(h)	Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) Mr. Ward owns beneficially 1,866,817,260 shares of Common Stock, constituting approximately 9.4% of shares outstanding based on 19,886,535,069 shares of common stock outstanding.

(b) Mr. Ward has sole power to vote and to dispose of the 1,866,817,260 shares of Common Stock owned by him.

(c) Except as otherwise disclosed on this Schedule 13D, Mr. Ward has not effected any transactions in Common Stock during the past sixty days.

(d),(e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships with respect to any securities of the Company between Mr. Ward and any other person.

Item 7. Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

_______18 January 2013____________________

Date

/s/ Martin Ward____________________________

Signature

Martin Ward/CFO__________________________

Name/Title